[Friedman Billings Ramsey Letterhead]

February 7, 2006

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Attention:  Ms. Mary Fraser

Re:                             AmCOMP Incorporated
Registration Statement on Form S-1
Registration No. 333-128272

Ladies and Gentlemen:

As the Representative of the underwriters of the proposed public offering of Common Stock that is the subject matter of the above-captioned Registration Statement, we hereby join in the request of the issuer that the effective date of the Registration Statement be accelerated so that the same may become effective February 9, 2005 at 4:00 p.m., Eastern Time, or as soon thereafter as may be practicable.

The undersigned confirm that they and any participating dealers have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-captioned public offering.

The undersigned also wish to advise you that the following distribution was made of the Preliminary Prospectus dated January 24, 2006:

35 copies to 7 prospective underwriters;

0 copies to 0 prospective dealers;

1,492 copies to 1,490 institutional investors; and

3,492 copies to others (including institutions, statistical services and individuals).

The distribution of the Preliminary Prospectus set forth above occurred during the period from January 26, 2006 through February 7, 2006.

Very truly yours,

FRIEDMAN, BILLINGS, RAMSEY & CO., INC.
as Representative of the several underwriters

By:	/s/ James R. Kleeblatt
Name: James R. Kleeblatt
Title: Senior Managing Director